Filed pursuant to Rule 424(b)(3)
Registration Statement No. 333-112606

PROSPECTUS

1,169,433 SHARES
HANMI FINANCIAL CORPORATION
COMMON STOCK

This prospectus relates to shares of our common stock that may be offered and sold at various times by Korea Exchange Bank. We will not receive any proceeds from the sale of the shares.

Korea Exchange Bank, or its pledgees, donees, transferees or other successors in interest, may offer the shares from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices.

Our common stock is traded on the Nasdaq National Market under the symbol “HAFC.” The last reported sale price of shares of our common stock on September 16, 2004 was $31.97 per share.

INVESTING IN OUR COMMON STOCK INVOLVES RISK. SEE “RISK FACTORS” BEGINNING ON PAGE 2.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is September 17, 2004.

     We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. Korea Exchange Bank may offer to sell, and may seek offers to buy, shares of our common stock only in jurisdictions where such offers and sales are permitted.

PROSPECTUS SUMMARY

This summary highlights important features of this offering and the information included or incorporated by reference in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including the information incorporated by reference, especially the risks of investing in our common stock discussed under “Risk Factors.”

HANMI FINANCIAL CORPORATION

OUR BUSINESS:	Hanmi Financial Corporation, headquartered in Los Angeles, California, is the parent company of Hanmi Bank (collectively, Hanmi Financial and Hanmi Bank are referred to as “Hanmi”). Hanmi is a leading community bank providing services to the multi-ethnic customers of California with 27 full financial service offices in Los Angeles, Orange, Santa Clara, San Diego and San Francisco counties. The bank specializes in commercial, Small Business Administration, trade finance and consumer lending and is a recognized community leader serving diverse communities throughout California.

OUR ADDRESS:	3660 Wilshire Boulevard, Suite PH-A, Los Angeles, California 90010. Our telephone number is (213) 382-2200. Our website is located at www.hanmi.com. Information contained in our website is not a part of this prospectus.

THE OFFERING

COMMON STOCK OFFERED:	All of the shares offered by this prospectus are being sold by Korea Exchange Bank or its pledgees, donees, transferees or other successors in interest.

USE OF PROCEEDS:	We will not receive any proceeds from the sale of shares in this offering.

RISK FACTORS

     In addition to the other information in this prospectus, including the matters addressed in “Cautionary Statement Regarding Forward-Looking Information,” you should consider the matters described below before deciding whether to invest in our common stock.

We may fail to realize the anticipated benefits of our acquisition of Pacific Union Bank, or PUB.

     On April 30, 2004, we completed our acquisition of PUB, a California state-chartered bank. The success of our acquisition of PUB will depend on, among other things, our ability to realize anticipated cost savings and revenue enhancements and to combine the businesses of our subsidiary bank and PUB in a manner that permits growth opportunities to occur and that does not materially disrupt existing customer relationships or result in decreased revenues resulting from any loss of customers. If we are not able to successfully achieve these objectives, the anticipated benefits of the merger may not be realized fully, or at all, or may take longer to realize than expected.

     It is possible that the integration process could result in the loss of key employees, the disruption of our ongoing businesses, diversion of management time on merger-related issues, or inconsistencies in standards, controls, procedures and policies that adversely affect our ability to maintain relationships with customers and employees or to achieve the anticipated benefits of the merger.

Deterioration of economic conditions in Southern California could adversely affect our loan portfolio and reduce the demand for our services.

     Our business is focused in Southern California, primarily in the greater Los Angeles and Orange County areas. The Los Angeles area has experienced a downturn in economic activity in line with the slowdown in California during 2003. Economic activity slowed significantly immediately following the September 11, 2001 terrorist attacks. Unemployment levels have increased since mid-2001, especially in Los Angeles and Orange County, which is the geographic center and base of our deposit and lending activity. In the early 1990s, the California economy experienced an economic recession that increased the level of delinquencies and losses for us and many of the state’s other financial institutions. Another recession could occur. An economic slow-down in Southern California could have the following consequences, any of which could reduce our net income:

•	loan delinquencies may increase;

•	problem assets and foreclosures may increase;

•	claims and lawsuits may increase;

•	demand for our products and services may decline; and

•	collateral for loans made by us, especially real estate, may decline in value, in turn reducing customers’ borrowing power, reducing the value of assets associated with problem loans and reducing collateral coverage of our existing loans.

We could be negatively impacted by a downturn in economic conditions in Asia.

     Even though most of our trade finance activities are related to trade with Asia, most of our loans are made to companies domiciled in the United States. Some of our loans are made to companies that are subsidiaries of companies domiciled in Korea and, often, the repayment of these loans is guaranteed by or dependent upon the Korean parent company. Consequently, we may have exposure to economic conditions in Asia. Adverse economic and political conditions in Asia, including currency devaluation, crises in leadership succession, or military conflict, may increase our exposure to economic and transfer risk. Transfer risk may increase because of an entity’s inability to obtain the foreign exchange needed to meet its obligations or to provide liquidity. Although our operations have not been adversely affected by the fiscal crisis in Asia which began in 1998, we cannot assure you that in this crisis or in a similar crisis our financial condition and results of operations would not be negatively impacted.

     PUB has historically had exposure to the economy of South Korea with respect to certain of its loans and credit transactions. Such exposure has consisted of (1) extensions of credit to banks in South Korea in the form of letters of credit discount transactions; (2) loans to borrowers in the U.S. secured by stand-by letters of credit issued by banks in South Korea; and (3) loans to U.S. affiliates or subsidiaries of companies in South Korea.

     South Korea’s economy is currently recovering from the same fiscal crisis affecting most of Asia which began in 1998. In addition to the three types of credit extensions described above, PUB historically issued performance letters of credit on behalf of certain large, internationally-known Korean companies in connection with such companies’ transactions in the U.S. PUB did not experience any losses with respect to such letters of credit over the past six years. Notwithstanding the former PUB’s efforts to minimize its exposure to downturns in the Korean economy with respect to the above-described credit extensions, there can be no assurance that the efforts will be successful, and another significant downturn in the Korean economy could result in significant credit losses for us.

     In addition to credit risks, because our customer base is largely Korean-American, our deposit base could significantly decrease as a result of a deterioration of the Korean economy. We believe that this may result because some of our customers may need funds for their local businesses which may be impacted by the Korean economy, or may temporarily withdraw deposits in order to transfer funds and benefit from gains on foreign exchange and interest rates and/or to help their relatives or affiliated companies in South Korea during downturns in the Korean economy. A significant decrease in the company’s deposits could also have a material adverse effect on our financial condition and results of operations.

Borrowers’ inability to pay their commercial real estate loans may have a material impact on us.

     Approximately $554.9 million or 63.07% of PUB’s loan portfolio at March 31, 2004, and $769.0 million or 59.20% of Hanmi Bank’s loan portfolio at March 31, 2004 was concentrated in commercial real estate loans. Although commercial real estate loans generally provide for higher interest rates and shorter terms than single family residential loans, such loans generally involve a higher degree of risk, as the ability of borrowers to repay these loans is often dependent upon the profitability of the borrowers’ businesses. An increase in the percentage of nonperforming assets in our commercial real estate, commercial and industrial loan portfolio may have a material impact on our financial condition and results of operations.

We have specific risks associated with Small Business Administration, or SBA loans.

     We have generally sold the guaranteed portion of SBA loans in the secondary market. There can be no assurance that we will be able to continue originating these loans, or that a secondary market will exist for, or that we will continue to realize premiums upon the sale of, the guaranteed portions of the SBA loans. The federal government presently guarantees 75% to 85% of the principal amount of each qualifying SBA loan. There can be no assurance that the federal government will maintain the SBA program, or if it does, that such guaranteed portion will remain at its current funding level. Furthermore, there can be no assurance that we will retain our preferred lender status, which, subject to certain limitations, allows us to approve and fund SBA loans without the necessity of having the loan approved in advance by the SBA, or that if we do, the federal government will not reduce the amount of such loans which can be made by us.

     We believe that our SBA loan portfolio does not involve more than a normal risk of collection. However, since we have sold the guaranteed portion of substantially all of our SBA loan portfolio, we incur a pro rata credit risk on the nonguaranteed portion of the SBA loans since we share pro rata with the SBA in any recoveries. In the event of default on an SBA loan, our pursuit of remedies against a borrower is subject to SBA approval, and where the SBA establishes that its loss is attributable to deficiencies in the manner in which the loan application has been prepared and submitted, the SBA may decline to honor its guarantee with respect to our SBA loans or it may seek the recovery of damages from us.

We are exposed to the risks of natural disasters.

     A major earthquake could result in material loss to us. Our operations are concentrated in Southern California, especially the greater Los Angeles and Orange County areas. A significant percentage of our loans is secured by real estate. California is prone to earthquakes, fires, flooding and other natural disasters. We have a disaster-recovery plan with offsite data processing resources located in New Jersey. However, our properties, and most of the real and personal property securing loans in our portfolio, are in Southern California. Many of our borrowers could suffer uninsured property damage, experience interruption of their businesses or lose their jobs after an earthquake. Those borrowers might not be able to repay their loans, and the collateral for loans could decline significantly in value. Unlike a bank with operations that are more geographically diversified, we will be vulnerable to greater losses if an earthquake, fire, flood or other natural catastrophe occurs in Southern California.

Provisions in our charter documents could delay or prevent changes in control.

     These provisions could make it more difficult for another company to acquire us, which could reduce the market price of our common stock and the price that you receive if you sell your shares in the future. These provisions include the following:

•	a provision requiring a two-thirds vote when stockholders approve certain amendments to our charter and bylaws;

•	a requirement that stockholders give advance notice of matters to be raised at a meeting of stockholders;

•	a requirement that certain acquisition transactions not approved by our board of directors receive the approval of two-thirds of the outstanding shares;

•	staggered terms of office for members of the board of directors;

•	a requirement that only the board of directors or chairman of the board or the president may call a special stockholders meeting; and

•	a provision that requires that stockholder action be taken only at an annual or special meeting and not by written consent in lieu of a meeting.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

     This document contains forward-looking statements about Hanmi that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements may be made directly in this document or may be incorporated in this document by reference to other documents. Representatives of Hanmi may also make forward-looking statements. Forward-looking statements are statements that are not historical facts. Words such as “expect,” “feel,” “believe,” “will,” “may,” “anticipate,” “plan,” “estimate,” “intend,” “should” and similar expressions, or the negative of those expressions, are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. These statements are subject to risks and uncertainties, many of which are difficult to predict and generally beyond the control of Hanmi.

     Some of the risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, the forward-looking information and statements include, but are not limited to:

•	increases in competitive pressure among financial institutions or from non-financial institutions;

•	changes in the interest rate environment;

•	changes in deposit flows, loan demand or real estate values;

•	changes in accounting principles, policies or guidelines;

•	legislative or regulatory changes;

•	changes in general economic conditions, either nationally or in some or all of the operating areas in which we conduct business, or conditions in securities markets or the banking industry;

•	other economic, competitive, governmental, regulatory, geopolitical and technological factors affecting operations, pricing and services; and

•	those discussed and identified elsewhere in this document, including under the heading “Risk Factors,” and in other public filings with the Securities and Exchange Commission made by Hanmi.

     You are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date of this document or the date of any document incorporated by reference. All subsequent written and oral forward-looking statements concerning matters addressed in this document and attributable to Hanmi or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable law or regulation, Hanmi does not undertake any obligation to republish revised forward-looking statements to reflect events or circumstances after the date of those statements or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

     All of the shares of common stock offered by this prospectus are being offered by Korea Exchange Bank. For information about Korea Exchange Bank, see “Selling Stockholder.” We will not receive any proceeds from the sale of shares by the selling stockholder.

     Korea Exchange Bank will pay any underwriting discounts and commissions and expenses incurred by it for brokerage, accounting, tax or legal services or any other expenses incurred in disposing of the offered shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including all registration and filing fees, Nasdaq listing fees and fees and expenses of our counsel and our accountants.

SELLING STOCKHOLDER

     The following table sets forth information regarding the beneficial ownership of our common stock as of June 28, 2004 by Korea Exchange Bank. The shares of common stock being offered by this prospectus were issued on April 30, 2004, pursuant to the merger of PUB with Hanmi, to a trust established by Korea Exchange Bank (a stockholder of PUB immediately prior to the effective time of the merger). The trust subsequently distributed the shares to Korea Exchange Bank. In connection with the merger, Hanmi and the trust entered into a Voting and Sale Agreement, dated as of December 22, 2003, whereby Hanmi agreed to file an amendment to the registration statement which registered the shares to be issued to PUB shareholders in the merger. As used below, the term “selling stockholder” means Korea Exchange Bank or any pledgees, donees, transferees or other successors in interest selling shares received after the date of this prospectus from Korea Exchange Bank as a pledge, gift, partnership, distribution or other non-sale related transfer.

     We do not know when or in what amounts the selling stockholder may offer shares for sale. The selling stockholder may choose not to sell any of the shares offered by this prospectus. Because the selling stockholder may offer all or some of the shares pursuant to this offering, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, we cannot estimate the number of the shares that the selling stockholder will hold after completion of the offering. For purposes of the following table, we have assumed that the selling stockholder will sell all of the shares covered by this prospectus.

     Beneficial ownership in the following table is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to shares.

	Beneficial Ownership			Beneficial Ownership
	Before Offering			After Offering
Selling	Shares		Shares Being	Shares
Stockholder	Owned	Percentage	Offered	Owned	Percentage
Korea Exchange Bank	1,169,433	4.79%	1,169,433	—	—

PLAN OF DISTRIBUTION

     For purposes of the following description, the term “selling stockholder” means Korea Exchange Bank or its pledgees, donees, transferees, or any of its successors in interest selling shares received from Korea Exchange Bank as a gift, partnership distribution or other non-sale-related transfer after the date of this prospectus (any of whom may be a selling stockholder). The selling stockholder may sell the shares of common stock from time to time on any stock exchange or automated interdealer quotation system on which the common stock is listed, in the over-the-counter market, in privately negotiated transactions or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at prices otherwise negotiated. The selling stockholder may sell the shares of common stock by one or more of the following methods, without limitation:

     (a) block trades in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     (b) purchases by a broker or dealer as principal and resale by the broker or dealer for its own account pursuant to this prospectus;

     (c) an exchange distribution in accordance with the rules of any stock exchange on which the common stock is listed;

     (d) ordinary brokerage transactions and transactions in which the broker solicits purchases;

     (e) privately negotiated transactions;

     (f) short sales;

     (g) through the writing of options on the shares, whether or not the options are listed on an options exchange;

     (h) through the distribution of the shares by any selling stockholder to its partners, members or stockholders;

     (i) one or more underwritten offerings on a firm commitment or best efforts basis; and

     (j) any combination of any of these methods of sale.

     The selling stockholder may also transfer the shares by gift.

     We do not know of any arrangements by the selling stockholder for the sale of any of the shares.

     The selling stockholder may engage brokers and dealers, and any brokers or dealers may arrange for other brokers or dealers to participate in effecting sales of the shares. These brokers, dealers or underwriters may act as principals, or as an agent of a selling stockholder. Broker-dealers may agree with a selling stockholder to sell a specified number of the shares at a stipulated price per share. If a broker-dealer is unable to sell shares acting as agent for a selling stockholder, it may purchase as principal any unsold shares at the stipulated price. Broker-dealers that acquire shares as principals may thereafter resell the shares from time to time in transactions on any stock exchange or automated interdealer quotation system on which the shares are then listed, at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. Broker-dealers may use block transactions and sales to and through broker-dealers, including transactions of the nature described above. The selling stockholder may also sell the shares in accordance with Rule 144 under the Securities Act, rather than pursuant to this prospectus, regardless of whether the shares are covered by this prospectus.

     From time to time, one or more selling stockholder may pledge, hypothecate or grant a security interest in some or all of its shares. The pledgees, secured parties or persons to whom the shares have been hypothecated will, upon foreclosure in the event of default, be deemed to be a selling stockholder. The number of a selling stockholder’s shares offered under this prospectus will decrease as and when it takes such actions. The plan of distribution for the selling stockholder’s shares will otherwise remain unchanged. In addition, a selling stockholder may, from time to time, sell the shares short, and, in those instances, this prospectus may be delivered in connection with the short sales and the shares offered under this prospectus may be used to cover short sales.

     To the extent required under the Securities Act, the aggregate amount of selling stockholder’s shares being offered and the terms of the offering, the names of any agents, brokers, dealers or underwriters and any applicable commission with respect to a particular offer will be set forth in an accompanying prospectus supplement. Any underwriters, dealers, brokers or agents participating in the distribution of the shares may receive compensation in the form of underwriting discounts, concessions, commissions or fees from a selling stockholder and/or purchasers of a selling stockholder’s shares of common stock, for whom they may act, which compensation as to a particular broker-dealer might be in excess of customary commissions.

     The selling stockholder and any underwriters, broker, dealers or agents that participate in the distribution of the shares may be deemed to be “underwriters” within the meaning of the Securities Act, and any discounts, concessions, commissions or fees received by them and any profit on the resale of the shares sold by them may be deemed to be underwriting discounts and commissions.

     A selling stockholder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with the selling stockholder, including, without limitation, in connection with distributions of the shares by those broker-dealers. A selling stockholder may enter into option or other transactions with one or more broker-dealers that involve the delivery of the shares offered hereby to the broker-dealers, who may then resell or otherwise transfer those shares. A selling stockholder may also loan or pledge the shares offered hereby to a broker-dealer and the broker-dealer may sell the shares offered hereby so loaned or upon a default may sell or otherwise transfer the pledged shares offered hereby.

     We will not receive any proceeds from sales of any shares by the selling stockholder.

     We cannot assure you that the selling stockholder will sell all or any portion of the shares offered hereby.

EXPERTS

     The consolidated financial statements of Hanmi as of December 31, 2003 and 2002, and for each of the years in the three-year period ended December 31, 2003, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing in Hanmi’s 2003 Annual Report on Form 10-K incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

     The financial statements of PUB as of December 31, 2003 and 2001, and for each of the years ended December 31, 2003 and 2001, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing in PUB’s 2003 Annual Report on Form 10-K, incorporated herein by reference to Hanmi’s current report on Form 8-K/A filed July 26, 2004 and upon the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements of PUB as of December 31, 2002, and the year ended December 31, 2002, have been incorporated by reference herein and in the registration statement in reliance upon the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, appearing in PUB’s 2003 Annual Report on Form 10-K incorporated herein by reference to Hanmi’s current report on Form 8-K/A filed July 26, 2004 and upon the authority of said firm as experts in accounting and auditing.

LEGAL MATTERS

     The validity of the shares of our common stock offered by this prospectus has been passed upon for us by Simpson Thacher & Bartlett LLP.

WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports and proxy statements and other information with the SEC. You may read and copy any document which we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings with the SEC are also available to the public over the Internet at a web site maintained by the SEC at http://www.sec.gov.

     We have filed with the SEC a post-effective amendment on Form S-3 (which contains this prospectus) to our registration statement on Form S-4 under the Securities Act of 1933, as amended, to register with the Securities and Exchange Commission the resale of our common stock by Korea Exchange Bank. This prospectus does not contain all of the information shown in the registration statement. For further information with respect to us and the securities offered by this prospectus, you should read the registration statement and the exhibits thereto which you may inspect at the public reference facilities of the SEC, at the address shown above, or through the SEC’s web site.

DOCUMENTS INCORPORATED BY REFERENCE

     The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the SEC which we may make under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (other than information in listed documents and future filings that is deemed not to be filed) until all of the securities being offered are sold:

•	our Annual Report on Form 10-K for the year ended December 31, 2003;

•	our Current Reports on Form 8-K filed on January 9, 2004, January 27, 2004, January 30, 2004, March 10, 2004, April 22, 2004, April 28, 2004 and May 3, 2004, and on Form 8-K/A, filed on July 14, 2004 and July 26, 2004;

•	our Quarterly Report on Form 10-Q for the quarters ended March 31, 2004 and June 30, 2004; and

•	the description of our common stock which is contained in our Registration Statement on Form 8-A (No. 000-30421) filed pursuant to Section 12 of the Securities Exchange Act of 1934, including any amendment or report filed for the purpose of updating such description.

You may request a copy of these incorporated filings without charge by writing or telephoning:

Hanmi Financial Corporation
3660 Wilshire Boulevard
Suite PH-A
Los Angeles, California 90010
(213) 382-2200
Attention: Lisa K. Pai